PUBLIC POWER CORPORATION S.A.
30, Chalkokon[redacted]
10432 ATHE[redacted]
Greece

08002304

SEC Mail
Mail Processing
Section

MAY 01 2008

Washington, DC
108

No/Date : F IDI 9215 | 22-4-2008

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
MAY 12 2008
THOMSON REUTERS

dl 5/7

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Board of Directors of PPC at its meeting today April 22, 2008 approved the Memorandum of Understanding between PPC and RWE. The Memorandum of Understanding refers to the investigation of possible cooperation between the firms in the following areas:

1. Development in Albania of a 500-800 MW coal-fired power plant. The MoU envisages, in case the Project proves feasible, the creation of a separate legal entity in the form of a societe anonyme, which will undertake the development and operation of the Project. RWE will own 51% of the new entity, PPC 39% and TITAN 10%.
2. Natural Gas in Greece.
3. Renewable Energy Sources. For these projects the MoU envisages that RWE will have a share of 51% whereas PPC Renewables – a 100% subsidiary of PPC – will have a share of 49%.

Athens, April 22, 2008

END